EXHIBIT 99.1

Crucell to Webcast Analyst Day on November 21st, 2003

LEIDEN, The Netherlands, Nov. 17, 2003 (PRIMEZONE) -- Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL), invites investors, the media and the general public to view a live video webcast of its Analyst Day Meeting at 1.00pm CET on Friday, November 21, 2003. During the meeting, Crucell's senior scientific staff and executive management team will present a comprehensive update on the company's product development plans and progress, including the most recent data available on its four key vaccine programs. The meeting is expected to last approximately four hours.

The live video webcast can be accessed on Crucell's website at http://www.crucell.com at the Investors section, and will be archived and available for replay following the event.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing products that prevent and treat infectious diseases. Crucell leverages its unique PER.C6(TM) production technology to develop a broad range of vaccines and antibodies. The company's development activities include collaborations with the U.S. National Institutes of Health, the U.S. Army, GlaxoSmithKline (GSK), Harvard Medical School and New York University. In addition, Crucell licenses its PER.C6(TM) production technology to the biopharmaceutical industry independently and through partnerships with contract manufacturing organizations such as DSM Biologicals. Licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the pdf version of the release, please click on the following link: http://hugin.info/132631/R/925208/125889.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing
          Manager Corporate Communications
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com